UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

AKOUOS, INC.

(Name of Subject Company (issuer))

KEARNY ACQUISITION CORPORATION

(Offeror)

a wholly-owned subsidiary of

ELI LILLY AND COMPANY

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common stock, $0.0001 par value per share

(Title of Class of Securities)

00973J101

(CUSIP Number of Class of Securities)

Anat Hakim

Executive Vice President, General Counsel and Secretary

Eli Lilly and Company

Lilly Corporate Center

Indianapolis, Indiana 46285

Telephone: (317) 276-2000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Sophia Hudson, P.C.

Sharon Freiman

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

Telephone: (212) 446-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 31, 2022 (as it may be further amended and supplemented from time to time, the “Schedule TO”) and relates to the offer by Kearny Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Lilly”), to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Akouos, Inc., a Delaware corporation (“Akouos”), in exchange for (a) $12.50 per Share, net to the stockholder in cash, without interest and less any applicable tax withholding, plus (b) one non-tradable contingent value right (“CVR”) per Share, which represents the contractual right to receive contingent payments of up to $3.00 per CVR, net to the stockholder in cash, without interest and less any applicable tax withholding, upon the achievement of certain specified milestones in accordance with the terms and subject to the conditions of a contingent value rights agreement to be entered into with a rights agent selected by Lilly and reasonably acceptable to Akouos, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 31, 2022 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

The Offer will expire at one minute past 11:59 p.m., Eastern Time, on November 29, 2022, unless the Offer is extended or earlier terminated (such time or such subsequent time to which the expiration of the Offer is extended, the “Expiration Time”). In the case of an extension of the Expiration Time, a public announcement of such extension will be made no later than 9:00 a.m., Eastern Time, on the business day after the previously scheduled Expiration Time. The terms and conditions relating to the Offer, including the procedures regarding the extension of the Expiration Time, are described in Section 1 — “Terms of the Offer” of the Offer to Purchase.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by adding the following new paragraph at the end of Section 15 – “Conditions of the Offer” of the Offer to Purchase:

“The Antitrust Condition has been satisfied by the expiration of the waiting period under the HSR Act on November 25, 2022 at 11:59 p.m., Eastern Time.”

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by deleting the second paragraph under the subheading “Antitrust Compliance” in Section 16 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase and replacing it with the following paragraph:

“Lilly and Akouos filed their respective Premerger Notification and Report Forms pursuant to the HSR Act with the FTC and the Antitrust Division on October 25, 2022 initiating a 30-day waiting period. The 30-day waiting period under the HSR Act expired on November 25, 2022 at 11:59 p.m., Eastern Time. Accordingly, the Antitrust Condition has been satisfied. The Offer continues to be subject to the remaining conditions set forth in this Offer to Purchase. See Section 15 — “Conditions of the Offer.””

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 28, 2022	KEARNY ACQUISITION CORPORATION

/s/ Philip L. Johnson
	Name:	Philip L. Johnson
	Title:	President

ELI LILLY AND COMPANY

/s/ Anat Ashkenazi
	Name:	Anat Ashkenazi
	Title:	Executive Vice President and Chief Financial Officer